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11015870

SEC Mail Processing Section
Feb 22 2011
Washington, DC
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UNITED STATI
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) to 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MB [signature]
Signature

Pres
Title

Subscribed and sworn to before me this
17th day of February 2011
Gina Marie Accolla [signature]
Notary Public

Gina Marie Accolla
Notary Public, State of New York
No: 01AC6119268
Qualified in Suffolk County
Commission Expires 11-29-12

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income.
[ ] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-7

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (the Company), as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Empire Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Co., P.C.

Hauppauge, New York
February 15, 2011

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
Cash and cash equivalents	$	264,756
Deposits with clearing broker		257,920
Securities owned at market		
Trading		37,875,577
Investment		2,552,124
Cash surrender value of life insurance		2,391,384
Other assets		253,512
Security deposit		201,224
Property, equipment and leasehold improvements		2,237,612
	$	46,034,109
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	3,506,552
Payable to broker and clearing organization		31,449,171
Securities sold, not yet purchased		1,671,248
Deferred compensation payable		1,533,347
		38,160,318
COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding		324,156
Additional paid in capital		1,500,000
Retained earnings		6,049,635
		7,873,791
	$	46,034,109

See notes to statement of financial condition.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 1 - Nature of Business

First Empire Securities, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The Company maintains a nationwide customer base.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Principal and customer trading securities are included in trading securities while other securities are included in investment securities. Profit and loss arising from both trading and investment activities is reported on a settlement date basis.

Derivative Instruments

Derivative financial instruments for trading and investing activities, including economic hedges, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, puts and calls, are based on market prices, and include both purchased and sold contracts.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as net gains on firm's securities trading account and net gain on securities - investments. The Company does not apply hedge accounting as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

The Company maintains cash in certain financial institutions that may exceed the insurance limit. The Company has not experienced any losses to date resulting from this policy.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which did not add to the economic life of the asset are expensed as incurred.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 2 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value cost to sell. Management has determined that there have been no impairments of long-lived assets through December 31, 2010.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statement. Income tax expense included in the financial statements includes surcharges and taxes on other states the Company operates in.

The Company has adopted the Financial Accounting Standards Board authoritative guidance pertaining to accounting for uncertainty in income taxes. This guidance prescribes a "more-likely-than-not" threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010 the Company determined that they had no uncertain tax position which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the statement of financial condition was available to be issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2010 is $257,920.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 4 - Cash Surrender Value of Life Insurance

These assets represent the cash value for insurance contracts concerning certain key employees.

Note 5 - Fair Value

The Company records certain assets and liabilities at fair value using framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in the three broad levels listed below:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities measured at fair value on a recurring basis are summarized below:

There were no Level 3 inputs as of December 31, 2010.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
United States Treasury Bills	$ 34,995,681	$ 34,995,681	$ -0-
Bonds/Notes/CD's	1,818,507	-0-	1,818,507
Government Securities	749,353	-0-	749,353
Equities	2,837,335	2,837,335	-0-
Options	26,825	26,825	-0-
	$ 40,427,701	$ 37,859,841	$ 2,567,860
Liabilities			
Securities sold, not yet purchased	$ 1,671,248	$ 1,472,664	$ 198,584

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 5 - Fair Value (continued)

On December 31, 2010, the Company purchased United States Treasury Bills of approximately $35,000,000, which were sold with a trade date of January 3, 2011. As of December 31, 2010, these Treasury Bills are included in Securities Owned at Market. The average monthly balance of United States Treasury Bills excluding this transaction for the year ended December 31, 2010 was zero.

Note 6 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Office furniture and fixtures	$ 1,204,282
Office equipment	1,653,643
Leasehold improvements	1,400,755
	4,258,680
Less: accumulated depreciation and amortization	2,021,068
	$ 2,237,612

Note 7 - Payable to Clearing Broker

The Company clears certain of its principal and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to the clearing broker is for the purchase of securities net of amounts due from the clearing broker from all transactions.

Note 8 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire Holding Corp. and Subsidiaries. These companies share office facilities, personnel, operating costs and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies resulting in the reimbursement of expenses to the Company of approximately $178,600 of operating expenses. At December 31, 2010 the Company had a net balance due to First Empire Holding Corp. and Subsidiaries of $29,359.

Note 9 - Commitments and Contingency

Leases

During 2004, the Company entered into an agreement to rent office space, expiring March 2015, that is accounted for as an operating lease. Rental expense for the year ended December 31, 2010 was approximately $773,000. The Company also entered into various lease agreements for office equipment and transportation equipment.

FIRST EMPIRE SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 9 - Commitments and Contingency (continued)

Leases (continued)

Future minimum commitments under the aforementioned lease agreements are as follows:

Years ending December 31, 2011	$	872,107
2012		857,973
2013		838,896
2014		836,190
2015		209,048
	$	3,614,214

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2010, are not reasonably assured of being exercised.

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

Note 10 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company at its sole discretion credits amounts to participants' account balances under this plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only.

For the year ended December 31, 2010 the projected benefit obligation is $1,533,347 which is included in liabilities. At year end the assumed discount rate is 5.54%.

Note 11 - 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2010 employer contributions were $270,101.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2010, the Company has net capital of $4,577,531 which is $4,244,283 in excess of its required minimum net capital of $333,248 (the greater of $100,000 or 6.67% of $4,998,764 aggregate indebtedness). At December 31, 2010, the Company's net capital ratio is 1.09 to 1.

FIRST EMPIRE SECURITIES, INC.

GENERAL ASSESSMENT RECONCILIATION
(SIPC-7)

Year ended December 31, 2010

TABLE OF CONTENTS

	Page
Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation	1-2
Securities Investor Protection Corporation General Assessment Reconciliation	3-4

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIAITON

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by First Empire Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating First Empire Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Empire Securities, Inc.'s management is responsible for the First Empire Securities Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences (if applicable).

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Co., P.C.

Hauppauge, New York
February 15, 2011

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purpose of the audit requirement of SEC 17a-5:

031701 FINRA DEC
FIRST EMPIRE SECURITIES INC 11*11
ATTN: LENA BHOLAN STE 120
100 MOTOR PKWY
HAUPPAUGE, NY 11788-5138

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lena Bholan 631-979-0097

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 89,349

B. Less payment made with SIPC-6 (exclude interest) (45,129)

7/21/2010 $45,129
Date Paid

C. Less prior overpayment applied -0-

D. Assessment balance due or (overpayment) 44,220

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 44,220

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 44,220

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

First Empire Securities, Inc.
(Name of Corporation. Partnership or other organization)

Lena Bholan
(Authorized Signature)

Dated the 31st day of January, 2011

Accounting manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations______ Documentation______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
Beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 37,224,171
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing. Registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,019
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	485,171
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	562,520
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	339,952
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 95,073	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	95,073
Total deductions	1,484,735
2d. SIPC Net Operating Revenues	$ 35,739,436
2e. General Assessment @ .0025	$ 89,349 (to page 1 but not less than $150 minimum)